BERRY PETROLEUM COMPANY, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

August 10, 2015

Via EDGAR and Overnight Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
John Hodgin

Re:	Berry Petroleum Company, LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 5, 2015
File No. 1-09735

Ladies and Gentlemen:
This letter sets forth the responses of Berry Petroleum Company, LLC (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 21, 2015 (the “Comment Letter”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed by the Company on March 5, 2015. The responses are numbered to correspond to the numbers of the Comment Letter.
For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Berry Petroleum Company, LLC - Form 10-K for the Fiscal Year Ended December 31, 2014
Glossary of Terms, page ii

1.
Your definition of proved developed reserves appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definition in Rule 4-10(a)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and in future filings will modify its definition of proved developed reserves to conform to the current definition, as presented below:
Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is

August 10, 2015

relatively minor compared to the cost of a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Business, page 1
Reserve Data, page 5

2.
Please expand the tabular presentation of your proved reserves as of December 31, 2014 to include the total quantities of such reserves by product type to comply with Item 1202(a)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings will expand the tabular presentation of its proved reserves as of year-end to include the total quantities of such reserves by product type.

3.
The 5 MMBOE of positive revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014 appears to be the net change attributable to three different and unrelated causes, e.g. “positive revisions primarily due to higher natural gas prices partially offset by negative revisions due to asset performance and the SEC five-year development limitation.” Please clarify for us and expand your disclosure to quantify the net change in your proved undeveloped reserves relating to each of the separate causes identified to comply with Item 1203(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the 5 MMBOE of positive revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014, is an aggregation of the changes attributable to the following causes:

MMBOE
Price	11
Asset performance	(3)
SEC five-year development limitation	(3)
5
In future filings, the Company will quantify the net change in its proved undeveloped reserves relating to each of the separate causes identified.
Risk Factors, page 16

4.
We note your disclosure on page 20 relating to the risk that “we may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, natural gas and NGL in commercially viable quantities.” In this regard, you refer to a variety of factors, including future oil, natural gas and NGL prices, which may influence your decision to proceed with drilling.

August 10, 2015

Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s proved undeveloped reserves (“PUDs”) disclosed at December 31, 2014, only reflected properties that were included in the Company’s five-year development plan, scheduled to be developed within five years of initial booking, based on commodity prices that the Company anticipated would be in effect at the time of the development of such locations, and the reserves reported were economically viable based on those assumptions.
The Company’s indirect parent, Linn Energy, LLC (“LINN Energy”) continually evaluates the capital needs of the Company along with those of its other operating areas. LINN Energy establishes a capital plan each calendar year for all of its operations based on development opportunities and the expected cash flow from operations for that year. Due to lower commodity prices at December 31, 2014, and expectations of continued lower commodity prices, LINN Energy reduced its 2015 budget. The Company similarly decreased the planned capital costs when preparing its reserves for the year ended December 31, 2014. The Company’s reserve reports for the year ended December 31, 2014, included capital costs of approximately $96 million for 2015, including approximately $75 million for PUDs. Through June 30, 2015, the Company had incurred approximately $96 million in oil and natural gas capital expenditures. Planned capital costs in the out-years were also based on commodity prices that the Company anticipated would be in effect at the time of the development of such locations. The reserves reported were economically viable based on those assumptions. Additionally, when completing LINN Energy’s budget and long range plan, there were more locations included and scheduled to be drilled within five years than were reported as PUDs.

5.
You also disclose that “to the extent that we do not drill these locations, e.g. your proved undeveloped reserves disclosed at December 31, 2014, within five years of initial booking, they may not continue to qualify for classification as proved reserves, and we may be required to reclassify such reserves as unproved reserves.”

Please explain to us how you have taken into consideration the effect of a reduction in capital expenditures for 2015 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.
Response: Please see the response to Comment #4 above. When preparing reserves for the year ended December 31, 2014, the Company took into consideration the reduction in planned capital expenditures, and all of the Company’s proved undeveloped reserves were scheduled to be developed within five years of initial booking.

August 10, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 34

6.	Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold. Refer to Item 1204(a) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and in future filings will disclose annual production volumes for each of the last three fiscal years by final product sold, as presented below:

	Successor		Predecessor
	Year Ended December 31, 2014	December 17, 2013 through December 31, 2013	January 1, 2013 through December 16, 2013	Year Ended December 31, 2012
Production:
Oil (MBbls)	13,394	496	10,712	9,384
Natural gas (MMcf)	28,938	826	17,931	19,784
NGL (MBbls)	671	34	760	640
Total (MBOE)	18,888	667	14,460	13,321

7.
Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company’s proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings will disclose annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company’s proved reserves, as presented below:

August 10, 2015

The following table sets forth information regarding production volumes for fields with greater than 15% of the Company’s total proved reserves.

	Successor		Predecessor
	Year Ended December 31, 2014	December 17, 2013 through December 31, 2013	January 1, 2013 through December 16, 2013	Year Ended December 31, 2012
Production:
Hugoton Basin Field:
Oil (MBbls)	—	*	*	*
Natural gas (MMcf)	7,314	*	*	*
NGL (MBbls)	223	*	*	*
Total (MBOE)	1,442	*	*	*
SJV Diatomite Field:
Oil (MBbls)	3,260	103	1,798	1,191
Natural gas (MMcf)	—	—	—	—
NGL (MBbls)	—	—	—	—
Total (MBOE)	3,260	103	1,798	1,191
Uinta Field:
Oil (MBbls)	*	76	1,587	*
Natural gas (MMcf)	*	362	6,243	*
NGL (MBbls)	*	8	181	*
Total (MBOE)	*	144	2,810	*
SJV South Midway Field:
Oil (MBbls)	*	99	2,431	*
Natural gas (MMcf)	*	—	—	*
NGL (MBbls)	*	—	—	*
Total (MBOE)	*	99	2,431	*
Midland Basin Field:
Oil (MBbls)	*	75	1,847	1,564
Natural gas (MMcf)	*	129	2,983	2,605
NGL (MBbls)	*	24	529	466
Total (MBOE)	*	120	2,874	2,464
* Represented less than 15% of the Company’s total proved reserves for the year or period indicated.
Notes to Financial Statements
Supplemental Oil and Natural Gas Data (Unaudited), page 85
Proved Oil, Natural Gas and NGL Reserves, page 87

8.
We note you have combined the net quantities of oil and natural gas liquids (NGLs) into a single aggregated figure for disclosure under FASB ASC paragraphs 932-235-50-4 and 50-5. You also refer to proved reserves of oil prepared by your independent engineering firm.

August 10, 2015

In this regard, we note that Exhibit 99.1 provides the estimates of proved oil and NGLs as separate figures. Please revise the disclosure relating to your liquids reserves to clarify the individual product types and to the extent that NGLs are significant, provide separate disclosure of the net quantities of such liquids to comply with FASB ASC 932-235-50-4.
Response: The Company acknowledges the Staff’s comment and advises the Staff that natural gas liquids represented only 7% of the Company’s proved reserves at December 31, 2014, and as such the Company previously included natural gas liquids with oil in its reserves disclosures. In future filings, the Company will disclose natural gas liquids reserves separately from oil.

9.
We note your explanation relating to the revisions of previous estimates in your proved reserves for the periods ending December 31, 2014, 2013 and 2012 appears to be the net change attributable to two or more unrelated causes such as changes due to asset performance, prices and the SEC five-year development limitation. Please clarify for us and expand your disclosure to quantify the net change in your proved reserves relating to each of the separate causes identified to comply with FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the negative revisions in the proved reserves disclosed for the year ending December 31, 2014, is an aggregation of the changes attributable to the following causes:

MBOE
Asset performance	(3,547)
SEC five-year development limitation	(2,910)
Price	2,896
(3,561)
In future filings, the Company will quantify the net change in its proved reserves relating to each of the separate causes identified.
* * * *

August 10, 2015

At the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

BERRY PETROLEUM COMPANY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary

cc:	Kelly Rose, Baker Botts L.L.P.
Mollie Duckworth, Baker Botts L.L.P.